EJ Sterling, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	60,125
Receivable from clearing organization		124,086
Deposit with clearing organization		15,000
Property and equipment		43,933
Prepaids and other assets		100,050
Total assets	$	343,194

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	$	101,757
Commissions payable		53,958
Deferred rent payable		1,901
Total liabilities		157,616

Commitments and Contingencies

Member's Equity 185,578

Total liabilities and member's equity	$	343,194

See accompanying notes to the statement of financial condition